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                             July 14, 2022

       Jennifer R. Kneale
       Chief Financial Officer
       Targa Resources Corp.
       811 Louisiana Street, Suite 2100
       Houston, Texas 77002

                                                        Re: Targa Resources
Corp.
                                                            Form 10-K for
Fiscal Year Ended December 31, 2021
                                                            Form 8-K dated May
5, 2022
                                                            File No. 001-34991

       Dear Ms. Kneale:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for Fiscal Year Ended December 31, 2021

       Management's Discussion and Analysis of Fianancial Condition and Results of Operations
       Consolidated Results of Operations
       2021 Compared to 2020, page 60

   1.                                                   We note your
explanation that the    increase in income tax expense is primarily due to an
                                                        increase in pre-tax
book income.    However, return-to-provision, change in statutory
                                                        income tax rate, and
other items also had a material impact on your effective tax rate for
                                                        2021 based on your
disclosures in Note 22. Please discuss and analyze the factors contributing to
material changes to your income tax expense, including items that are not expected to recur.
Refer to Item 303 of Regulation S-K.
 Jennifer R. Kneale
Targa Resources Corp.
July 14, 2022
Page 2
Notes to Consolidated Financial Statements
Note 22 - Income Taxes, page F-43

2. We note from your disclosure that you recorded an additional $23.3 million of income tax expense and a corresponding increase to deferred tax liabilities in 2021 to correct identified errors related to your 2020 state tax provision. Please provide us with your SAB
         99 analysis supporting your conclusion that the identified errors were not material to your financial statements. As part of your response, tell us where this error correction is reflected in the income tax reconciliation. In addition, please provide an explanation for the Return-to-provision and Change in statutory income tax rate that are presented in your
         2021 tax rate reconciliation. Refer to FASB ASC 740-10-50-12.
Form 8-K dated May 5, 2022

Exhibit 99.1
Non-GAAP Financial Measures

3. We note you have excluded Risk management activities from the reconciliation of estimated net income of the Company to estimated adjusted EBITDA for 2022 and that this appears to be a change in how you have historically presented this forward-looking non-GAAP measure. Please tell us why you made this change and how you considered
         Question 100.02 of the Non-GAAP Financial Measures Compliance and Disclosure
         Interpretations. As part of your response, clarify for us the nature of the adjustments that comprise Risk management activities in the adjusted EBITDA measure. In closing, we remind you that the company and its management are responsible for the
accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Jennifer O'Brien, Staff Accountant, at 202-551-3721 or Kimberly
Calder, Assistant Chief Accountant, at 202-551-3701 with any questions.



FirstName LastNameJennifer R. Kneale                            Sincerely,
Comapany NameTarga Resources Corp.
                                                                Division of
Corporation Finance
July 14, 2022 Page 2                                            Office of
Energy & Transportation
FirstName LastName